UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BLUESCAPE OPPORTUNITIES ACQUISITION CORP.

(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)
G1195N121**

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP provided is for the the Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1195N121	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Brahman Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,555,427
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,555,427
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,555,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12		TYPE OF REPORTING PERSON CO

CUSIP No. G1195N121	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Brahman Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,821
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,821
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,821
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.46%
12		TYPE OF REPORTING PERSON OO

CUSIP No. G1195N121	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Robert J. Sobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,555,427
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,555,427
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,555,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12		TYPE OF REPORTING PERSON IN

CUSIP No. G1195N121	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Mitchell A. Kuflik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,555,427
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,555,427
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,555,427
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12		TYPE OF REPORTING PERSON IN

CUSIP No. G1195N121	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

BLUESCAPE OPPORTUNITIES ACQUISITION CORP. (the "Company")

(b) Address of Issuer’s Principal Executive Offices

200 Crescent Court, 19th Floor

Dallas, Texas 75201

Item 2.	(a) Name of Person Filing

(i)  Brahman Capital Corp. (the "Investment Manager"), with respect to the shares of Class A Ordinary Shares (as defined in Item 2(d) below) directly held by certain investment funds to which the Investment Manager serves as investment manager (collectively, the "Brahman Funds");

(ii)  Brahman Management, L.L.C. (the "General Partner"), which serves as the general partner of certain of the Brahman Funds (the "Other Brahman Funds"), with respect to the shares of Class A Ordinary Shares directly held by the Other Brahman Funds;

(iii)  Robert J. Sobel, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Class A Ordinary Shares directly held by each of the Brahman Funds; and

(iv) Mitchell A. Kuflik, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Class A Ordinary Shares directly held by each of the Brahman Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

(b) Address of Principal Business Office, or, if none, Residence

655 Third Avenue, 11th Floor

New York, New York 10017

(c) Citizenship

Please refer to Row 4 of the cover page for each Reporting Person

(d) Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value (the "Class A Ordinary Shares")

(e) CUSIP No.:

G1195N121

CUSIP No. G1195N121	SCHEDULE 13G	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G1195N121	SCHEDULE 13G	Page 8 of 10 Pages

 Item 4. Ownership

The information as of the filing date required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following []

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 2

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G1195N121	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Brahman Capital Corp.

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel
	Title:	Principal

Brahman Management, L.L.C.

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel
	Title:	Principal

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel

By:	/s/ Mitchell A. Kuflik
	Name:	Mitchell A. Kuflik

CUSIP No. G1195N121	SCHEDULE 13G	Page 10 of 10 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the Statement on this Schedule 13G (the "Schedule 13G"), with respect to the Class A Ordinary Shares of BLUESCAPE OPPORTUNITIES ACQUISITION CORP. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 16th day of February 2021.

Brahman Capital Corp.

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel
	Title:	Principal

Brahman Management, L.L.C.

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel
	Title:	Principal

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel

By:	/s/ Mitchell A. Kuflik
	Name:	Mitchell A. Kuflik